CONSENT OF EXPERT

FILED BY SEDAR

May 28, 2021

British Columbia Securities Commission (as Principal Regulator)
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Yukon
Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of the Northwest Territories

Dear Sirs and Mesdames:

Re: Vizsla Silver Corp.

Reference is made to the prospectus supplement dated May 28, 2021 to the short form base shelf prospectus dated December 1, 2020 (the "Prospectus Supplement") being filed by Vizsla Silver Corp. (the "Company") relating to the sale and issue of 24,000,000 units (the "Units") of the Company at a price of $2.50 per Unit.

A technical report entitled "Independent 43-101 Technical Report on the Blueberry Project" dated effective March 4, 2021 (the "Technical Report") was prepared for the Company in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects by the undersigned and filed with applicable securities regulatory authorities.

The undersigned does hereby consent to the extracts from, or summary of, or reference to the Technical Report in the Prospectus, or any document incorporated by reference therein. The undersigned also hereby consents to being named in the Prospectus under the heading "Interests of Experts" in connection with his preparation, in whole or in part, of the Technical Report.

The undersigned does hereby confirm that he has read the written disclosure contained in the Prospectus, including the Technical Report and extracts from or a summary of the Technical Report contained in the Prospectus, or incorporated by reference therein, and has no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report, or that are within his knowledge as a result of the services he performed in connection with the Technical Report.

Yours truly,

"Michael F. O'Brien, P.Geo."

Michael F. O'Brien, P.Geo.